                                    Filed by ScanSoft, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                Subject Company: SpeechWorks International, Inc.
                                                  Commission File No.: 000-31097


On April 29, 2003, ScanSoft, Inc. issued the following press release.

                                                                    NEWS RELEASE
                                                             FROM SCANSOFT, INC.

 CONTACT:

 JONNA SCHUYLER                                                    BRIAN MERRILL
 ScanSoft, Inc.                                        FitzGerald Communications
 Tel: (978) 977-2038                                         Tel: (617) 585-2245
 Email: jonna.schuyler@scansoft.com               Email: bmerrill@fitzgerald.com



                  SCANSOFT NAMED TO BOSTON HERALD'S HERALD 100;
                   RANKED FIRST IN TWO-YEAR SHAREHOLDER RETURN

              Newcomer Ranked Eighth Overall on Prestigious Listing
                        of Massachusetts Public Companies

PEABODY, MASS., APRIL 29, 2003 - ScanSoft, Inc. (Nasdaq: SSFT), a leading supplier of imaging, speech and language solutions, today announced that it has been named to The Herald 100, an annual listing of Massachusetts' top public companies published by the Boston Herald. ScanSoft, a newcomer to the list, was ranked eighth overall and first in two-year shareholder return.

The Herald 100 recognizes the state's top public companies for their business fundamentals, strong prospects for growth and impact on the region's economy. Rankings are based on two-year total return and market capitalization. This special report can be found in its entirety at http://www.businesstoday.com/herald_hundred2003.html.

"We are pleased to have been recognized as one of Massachusetts' leading companies," said Paul Ricci, chairman and CEO, of ScanSoft. "ScanSoft's continued performance and growth is indicative of our ongoing success and our firm commitment to market leadership, product excellence and shareholder value."

ABOUT SCANSOFT, INC.

ScanSoft, Inc. (Nasdaq: SSFT) is a leading supplier of imaging, speech and language solutions that are used to automate a wide range of manual processes - saving time, increasing worker productivity and improving customer service. For more information regarding ScanSoft products and technologies, please visit www.ScanSoft.com.

Trademark reference: ScanSoft and the ScanSoft logo are registered trademarks or trademarks of ScanSoft, Inc. in the United States and other countries. All other company or product names may be the trademarks of their respective owners.
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ADDITIONAL INFORMATION AND WHERE TO FIND IT

ScanSoft intends to file a registration statement on Form S-4 in connection with the transaction, and ScanSoft and SpeechWorks intend to file with the SEC and mail to their respective stockholders a joint proxy statement/prospectus in connection with the transaction. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about ScanSoft, SpeechWorks and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the Securities and Exchange Commission's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained by contacting ScanSoft or SpeechWorks

ScanSoft and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and SpeechWorks in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in ScanSoft's proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 30, 2002. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from ScanSoft.

SpeechWorks and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and SpeechWorks in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in SpeechWorks' proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 15, 2002. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from SpeechWorks.

SAFE HARBOR STATEMENT

This press release contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of ScanSoft; statements relating to the magnitude, timing, effects, and any synergies that may result from the proposed acquisition; and statements concerning the outcome of any necessary regulatory and stockholder approvals required in connection with the proposed acquisition.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential that the information and estimates used to predict the cost savings and anticipated revenues were not accurate; failure of the acquisition to be materially accretive in a timely manner; failure to retain customers; difficulties with integrating product plans, schedules and resources; risks associated with the acquisition, including the need for regulatory and stockholder approvals, as well as transaction costs and the related integration of operations; difficulties in implementing planned cost reductions; failure to obtain and retain expected synergies; political and global economic risks attendant to a greater international presence; and other economic, business, and competitive factors affecting the business generally.

More detailed information about these factors and other risks affecting ScanSoft are set forth in ScanSoft's filings with the Securities and Exchange Commission, including the Annual Report on Form 10-K for fiscal 2002 and the most recent quarterly reports on Form 10-Q. ScanSoft is under no obligation to (and expressly disclaims any such obligation to) update or alter the forward-looking statements, whether as a result of new information, future events or otherwise.

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